Exhibit 99.1
STATS ChipPAC Announces Tender Offer
and Consent Solicitation for its Existing Senior Notes
and Private Placement of New Senior Notes
Singapore — 7/30/2010, United States — 7/30/2010 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced that it has commenced a cash tender offer and consent solicitation in respect of any and all of its $213.0 million of 6.75% Senior Notes due 2011 (the “Existing Notes”). The Company also intends to concurrently offer senior notes in a private placement (the “New Notes”) in furtherance of its capital reduction plans.
Tender Offer and Consent Solicitation in respect of the Existing Notes
The Company has commenced a cash tender offer for any and all of its Existing Notes. In conjunction with the tender offer, the Company is also soliciting consents of holders of the Existing Notes to adopt proposed amendments to the indenture governing the Existing Notes that would eliminate or modify substantially all of the restrictive covenants, certain reporting obligations, certain events of default and certain other provisions under the indenture.
The following table provides information with respect to the Existing Notes and summarizes terms material to the determination of the applicable Total Consideration and the applicable Tender Consideration, each as defined below:

C.
Existing	Common Codes/	A.	B.	Tender
Notes	CUSIPs/ISINs	Total Consideration	Consent Payment	Consideration
$213.0 million of 6.75% Senior Notes due 2011[1]	020574089, 020563532 021811157/ 85771TAA2 85771TAC8, Y8162BAA3/ US85771TAA25, USY8162BAA36, US85771TAC80	$1,018.88 per $1,000 principal amount	$3 per $1,000 principal amount	Total Consideration minus Consent Payment (A-B=C)

Note:

(1)	In March 2009, the Company repurchased $2.0 million aggregate principal amount of the Existing Notes. Accordingly, only $213.0 million of the Existing Notes will be deemed to be outstanding for purposes of the tender offer and consent solicitation.
The tender offer will expire at 5:00 p.m., New York City time, on August 27, 2010, unless extended or earlier terminated (the “Expiration Date”). Holders who validly tender their Existing Notes at or prior to 5:00 p.m., New York City time, on August 10, 2010, unless extended or earlier terminated (the “Consent Deadline”), will receive the Total Consideration (including accrued interest up to (but excluding) the settlement date) and will be deemed to

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com have delivered their consents pursuant to the consent solicitation. Holders who validly tender their Existing Notes after the Consent Deadline but on or prior to the Expiration Date will receive only the Tender Consideration (including accrued interest up to (but excluding) the settlement date).
The Company has the option to settle Existing Notes validly tendered at or prior to the Consent Deadline on an early settlement date. If the Company chooses to exercise this option, it will make an announcement of this early settlement date.
The tender offer and consent solicitation in respect of the Existing Notes is conditional upon, among other things, the receipt by the Company of the requisite consents for the Existing Notes.
The terms and conditions of the tender offer and consent solicitation, including the Company’s obligation to accept and pay the applicable Total Consideration or the applicable Tender Consideration, as the case may be, for Existing Notes tendered, are set forth in the Company’s Offer to Purchase and Consent Solicitation Statement dated July 30, 2010 (the “Offer to Purchase”). The Company may amend, extend or terminate the tender offer and consent solicitation at any time.
The Company intends to fund the tender offer and consent solicitation using a combination of additional borrowings under its $360.0 million senior credit facility entered into in May 2010 (the “Credit Facility”), a portion of the proceeds from the New Notes and cash in hand or any of the foregoing. As of the date hereof, $210.0 million remains available for draw down under the Credit Facility.
The Company expects to record a charge to net income in the third quarter of 2010 relating to the premium that may be paid relating to the tender offer and consent solicitation in respect of the Existing Notes and the amount of such charge may be material.
The Company has appointed Credit Suisse and Deutsche Bank as the Dealer Managers and Lucid Issuer Services Limited as the Tender and Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to the Tender and Information Agent: Yves Theis or Sunjeeve Patel, Tel: +44 20 7704 0880, Fax: +44 20 7067 9098, statschippac@lucid-is.com. Any questions or requests for assistance regarding the tender offer and consent solicitation may be directed to the Dealer Managers:

Credit Suisse Securities (Europe) Limited Liability Management Group Tel: + 44 20 7883 6748 (London) Credit Suisse (Hong Kong) Limited Telephone: +852 2101 6000 (Hong Kong)	Deutsche Bank AG, Singapore Branch Tel: +65 6423 5342 (Singapore) E-mail: liability.management@db.com
E-mail: liability.management@credit-suisse.com
Private Placement of New Notes

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

The Company intends to offer, subject to market conditions and other factors, New Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The New Notes are expected to mature in 2015 and to pay interest semi-annually. The New Notes are expected to constitute senior, unsecured obligations of the Company and to be guaranteed by all of the Company’s wholly-owned subsidiaries, other than wholly-owned subsidiaries located in Korea and the Peoples Republic of China, unless subsequently permitted by law or rules of regulatory authorities.
The Company has received approval in-principle from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the New Notes. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this release. Admission of the New Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Company or the New Notes.
The Company intends to use the net proceeds from the private placement of the New Notes, together with a further drawdown from the Credit Facility and/or cash in hand, to fund the proposed Cash Distribution described below, the tender offer and consent solicitation in respect of the Existing Notes and the costs associated with the foregoing.
In the event that the Capital Reduction and Cash Distribution are not completed within 135 days after the issuance of the New Notes, the Company will be required under the terms of the New Notes to effect a mandatory redemption of the New Notes at 101.0% of their principal amount, plus accrued and unpaid interest.
Under the terms of the Credit Facility, the Company and certain of its wholly-owned subsidiaries will be required, following the issuance of the New Notes and the completion of the Capital Reduction and subject to certain agreed security principles, to grant to the lenders under the Credit Facility a security interest over all of their respective present and future account receivables and certain accounts. In addition, the applicable margin of the loans under the Credit Facility will increase by 0.75% per annum upon the completion of the proposed Capital Reduction and Cash Distribution.
Proposed Capital Reduction and Cash Distribution
The Company intends to commence the process to effect the proposed capital reduction (“Capital Reduction”) and cash distribution (“Cash Distribution”) of up to $600.0 million to shareholders of the Company (“Shareholders”) subject to and following the completion of the private placement of the New Notes. In the event the Capital Reduction proceeds as proposed, the actual amount per issued ordinary share of the Company (“Share”) to be returned to the Shareholders pursuant to the proposed Capital Reduction and Cash Distribution would be dependent on the aggregate proceeds from the private placement of the New Notes, as well as the number of Shares as at the books closure date to be determined by the Directors of the Company (the “Books Closure Date”). The actual amount per Share to be returned to Shareholders would be calculated by dividing the aggregate amount of the Cash Distribution by the aggregate number of Shares as at the Books Closure Date. The proposed Capital Reduction and Cash Distribution would not result in a cancellation of any Shares, or a change in the number of Shares, held by the Shareholders, immediately after the proposed Capital Reduction and Cash Distribution.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

The Company’s intention to commence the process to effect the proposed Capital Reduction and Cash Distribution (subject to and following the completion of the private placement of the New Notes) is based on its review of its capital structure in the context of its current business strategy. The proposed Capital Reduction and Cash Distribution would be subject to, among other things, the approval of the Shareholders by way of a special resolution, the approval of the High Court of the Republic of Singapore and obtaining all other relevant approvals and consents. Subject to and following the completion of the private placement of the New Notes, the Company expects to issue a separate release announcing the commencement of the process to effect the proposed Capital Reduction and Cash Distribution, which would include further details on the proposed Capital Reduction and Cash Distribution. In the event the private placement of the New Notes is not completed for any reason, the Company will not proceed with the proposed Capital Reduction and Cash Distribution.
No Offering of New Notes and No Offer to Purchase Existing Notes
This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements. The Company has not registered and does not intend to register any part of the proposed offering of New Notes in the United States.
This release also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and related materials. Holders of the Existing Notes should read the Offer to Purchase and related materials carefully prior to making any decision with respect to the tender offer and consent solicitation because they contain important information. Holders of the Existing Notes and investors may obtain a free copy of the Offer to Purchase from the Tender and Information Agent or either of the Dealer Managers specified above.
Italian residents or persons located in the Republic of Italy may not tender Existing Notes and any offers to sell received from such persons shall be ineffective and void. Neither this release nor any other offering material relating to the tender offer and consent solicitation may be distributed or made available in the Republic of Italy.
Forward-looking Statements
Certain statements in this release, including statements regarding the tender offer and consent solicitation in respect of the Existing Notes, the private placement of the New Notes, the proposed Capital Reduction and Cash Distribution, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, market conditions; the success of the tender offer and consent solicitation in respect of the Existing Notes and the private placement of the New Notes; changes in our credit ratings; changes in our cash requirements, financial position or industry conditions that affect our ability or willingness to consummate the above-described transactions on the terms described above or at all; our continued access to credit markets on favorable terms; and other risks such as the general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or canceling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of STATS ChipPAC as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; continued trading and listing of our securities on the SGX-ST; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in our filings with the Securities and Exchange Commission, including our annual report on Form 20-F dated March 5, 2010. STATS ChipPAC does not intend, and does not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances. References to “$” are to the lawful currency of the United States of America.
Disclaimer
This release has been issued by and is the sole responsibility of STATS ChipPAC. In accordance with normal practice, Credit Suisse and Deutsche Bank express no opinion on the merits of the debt financing or the tender offer, nor do they accept any responsibility for the accuracy or completeness of this release or any other document prepared in connection with the debt financing or the tender offer.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com